EXHIBIT 99.10

CONSENT OF RICK HOOS

The undersigned hereby consents to reference to our name in the press release of Avalon Rare Metals Inc. (the “Company”) dated April 17, 2013 incorporated in the material change report of the Company dated April 29, 2013 which is incorporated into the Registration Statement on Form F-10 of the Company (File No. 333-173669) dated May 4, 2011 (the “Form F-10”), in connection with the environmental studies and permitting and social or community impact assessment for the Nechalacho property.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

/s/ Rick Hoos
                       _________________________________
Name: Rick Hoos
Title: Principal Consultant Mining Group
Company: EBA Engineering Consultants  Ltd.

Date: April 29, 2013